

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 6, 2010

Mr. Jay Hutton
Chief Executive Officer
Voice Mobility International, Inc.
107-645 Fort Street Victoria
British Columbia, Canada V8W1G2

> **Re: Voice Mobility International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 27, 2010, as amended October 1, 2010**
> **File No. 000-27387**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure that you are not requesting the increase in the authorized number of common shares due to a particular transaction. Please revise to be more specific as to the Company's current intentions or plans to issue shares of common stock. Disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized common stock. We note you issued a press release on your website on August 24, 2010 announcing the execution of a Letter of Intent with Tagline Communications, Inc. to acquire all of the assets of Tagline in a cash and equity transaction. The press release states the companies agreed to have a definitive purchase agreement in place by August 31, 2010 and to close the transaction no later than September 18, 2010. Please also provide disclosure related to the negative impact the increase in the increase in authorized common shares may have on current shareholders, e.g., significant dilution, decreased voting power, anti-takeover effect, etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Virgil Z. Hlus, Esq.
        Clark Wilson LLP
        Via Facsimile: (604) 687-6314